Exhibit 21.1

Altus Midstream Company (a Delaware corporation)
Listing of Subsidiaries as of December 31, 2019

Exact Name of Subsidiary and Name under which Subsidiary does Business	Jurisdiction of Incorporation or Organization

Altus Midstream GP LLC	Delaware
Altus Midstream LP	Delaware
Altus Midstream Subsidiary GP LLC	Delaware
Altus Midstream Gathering LP	Delaware
Altus Midstream Processing LP	Delaware
Altus Midstream NGL Pipeline LP	Delaware
Altus Midstream Pipeline LP	Delaware

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